UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LIFE QUOTES, INC.

(Name of Subject Company)

LIFE QUOTES, INC.

(Name of Person Filing Statement)

Common stock, par value $0.003 per share

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

Phillip Perillo

Senior Vice President and Chief Financial Officer

Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

(630)-515-0170

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David J. Kaufman

Duane Morris LLP

190 S. LaSalle Street; Suite 3700

Chicago, IL 60603-3433

(312) 499-6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Schedule 14D-9 originally filed under cover of Schedule 14D-9 on June 10, 2010 and subsequently amended on June 29, 2010 and July 12, 2010 (the “Schedule 14D-9”) by Life Quotes, an Illinois corporation (“LQ”). All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule 14D, and is supplemented by the information specifically provided herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:

(1) Background of the Offer, page 5

In the Schedule 14D-9, in the section Background of the Offer, the language on page 11 is amended and restated with the change language underlined: “On June 4, 2010, with all members present, the Special Committee held another meeting via telephone conference call. After review of the two proposals, Delaware law and fiduciary duties of directors, RJ provided a formal presentation as to the fairness, from a financial point of view, of the consideration to be received by shareholders pursuant to the Offer. Then the Special Committee reviewed a number of both positive and negative factors associated with the Offer. After a discussion, the Special Committee voted unanimously to reject the offer from Party B in part because i) it did not offer consideration greater than the Offer, ii) it was subject to a number of material and significant contingencies when compared to the Offer including due diligence conditions, the successful negotiation of definitive agreements, and a contingency based on the operating losses not exceeding $2,000,000 before closing, iii) it would likely take substantially more time for stockholders to receive value for their Shares through Party B’s proposal than to accept the Offer and iv) the Special Committee did not believe Party B was dedicating the resources necessary or otherwise motivated to close a transaction because Party B never sent a more detailed proposal, including a proposed acquisition agreement, as the Special Committee through RJ had requested on several occasions. Similarly, the Board rejected the proposal from Party B for these same reasons. The Special Committee also voted unanimously to support the Offer, to state that they found the Offer to be fair, and recommend to the Company’s stockholders to tender their Shares in the Offer.”

(2) Summary of Financial Analysis by Matt Friesl, page 28

In the Schedule 14D-9, in the section Background of the Offer, the language on page 28 is amended and restated with the change language underlined: “The following is a summary of the material financial analyses Matt Friesl (“Friesl”) prepared and delivered to the Board on April 13, 2009 in connection with the offer made by Party A. The Board wanted a reliable and cost effective financial valuation to evaluate the offer made by Party A, and accordingly received several informal proposals from firms and individuals with experience in financial valuation and fairness opinions. Out of these proposals, management, on behalf of the Board, discussed these proposals with such firms and individuals. Management proposed and then the Board selected Friesl to compile a valuation analysis because of his previous qualifications and his cost effective services. The Board paid Friesl $2,250 for his valuation analysis, and this $2,250 is the only fee paid to Friesl in the past two years. Friesl is a finance professional with 10 years of private equity, real estate and investment banking experience across a diverse range of industries. Friesl is also Certified Public Accountant with significant capital markets financing and valuation experience, executing over $6.0 billion of lead-managed capital markets transactions and over $4.0 billion of M&A transactions on both the buy side and the sell side. Other than this valuation analysis delivered by Friesl, Friesl has not had any other material relationship with the Company in the past two years and there is no relationship mutually understood to be contemplated. The order of the analyses described below does not represent the relative importance or weight given to those analyses by Friesl or by the Board. Considering such data without considering the full narrative description of the financial analyses could create a misleading or incomplete view of Friesl’s financial analyses.”

(3) Selected Public Companies Analysis page 20

In the Schedule 14D-9, in the section Selected Public Companies Analysis, the language on page 21 is amended and restated with the change language underlined: “For each of the selected companies, RJ selected public insurance brokers traded on U.S. stock exchanges with equity market capitalization of less than $10 billion. RJ believes that public insurance brokers traded on U.S. stock exchanges with equity market capitalization of less than $10 billion are analogous to the Company because the Company is a publicly traded insurance broker as well. There are only a handful of publicly traded insurance brokers, making comparisons difficult. The comparable insurance brokerage companies and their approximate market cap (as of June 4, 2010) are as follows: Willis Group Holdings: $5.3 billion; Brown & Brown: $2.8 billion; A.J. Gallagher & Co.: $2.7 billion; ehealth: $322 million; Insweb: $22 million and The Marketing Alliance: $11.5 million. The criteria RJ used is based on its collective judgment and experience in the investment banking industry. Amongst these considerations were including larger insurance brokers in the comparable companies group in order to have additional data observations that would make comparisons more meaningful. In addition, Insweb did not have positive EBIDTA nor net income, and The Marketing Alliance does not regularly report information necessary to calculate EBITDA, making comparisons difficult. RJ analyzed the multiples of enterprise value (calculated as the sum of the market value of common equity and the value of net debt) divided by (i) actual or projected revenue and (ii) actual or projected earnings before interest, income taxes, depreciation, and amortization (“EBITDA”) (adjusted for non-recurring income and expenses), for the most recently available twelve month period and years ending December 31, 2010. When analyzing the Company’s trailing twelve month revenue, RJ reduced reported revenue by the revenue associated with click-through fees generated by visitors to its website in order to approximate revenue associated with the Insure.com domain name that was sold in October 2009. RJ also analyzed the multiples of reported closing price per share divided by the actual or projected diluted earnings per share (“EPS”) (adjusted for non-recurring income and expenses) for the most recently available twelve month period and years ending December 31, 2010 and 2011.”

Item 9.	Exhibits.

Exhibit Number	Description

(a)(2)(A)	Letter, dated July 9, 2010, from the Special Committee and the Board to the Company’s stockholders. *

(a)(5)(A)	Schedule 13E-3 and Offer to Purchase, dated June 25, 2010 as amended by the Schedules TO-T/13E-3 filed by LQ Acquisition, Inc. on June 28, 2010, July 12, 2010, and July 14, 2010. (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by LQ Acquisition, Inc. on July 14, 2010). *

(a)(5)(B)	Letter of Transmittal, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(C)	Notice of Guaranteed Delivery, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(E)	Guidelines for Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(F)	LQ Acquisition Inc. press release, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

Exhibit Number	Description

(a)(5)(H)	Letter to Board of Directors of Life Quotes, Inc. dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(I)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(J)	Presentation of Raymond James to the Special Committee on June 4, 2010 (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(K)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010 (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(L)	Life Quotes, Inc. Press Release dated June 18, 2010. *

(a)(5)(M)	Investor Rights Agreement dated March 1, 2004 (incorporated by reference to Exhibit 99.2 of Form 8-K of Life Quotes, Inc., filed on March 5, 2004.) *

(a)(5)(N)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(3) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(O)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(4) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(P)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009. (incorporated by reference to Exhibit (c)(5) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(Q)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 2010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010. *

(a)(5)(R)	Raymond James spreadsheet related to Selected Transactions Analysis. *

(a)(5)(S)	LQ Acquisition, Inc. press release, dated July 12, 2010 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO filed by LQ Acquisition, Inc. on July 12, 2010.) *

*	Previously Filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIFE QUOTES, INC.

By:	/s/ PHILLIP PERILLO
Name:	Phillip Perillo
Title:	Senior Vice President and Chief Financial Officer

Dated: July 14, 2010

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